EXHIBIT 12.1
EOG RESOURCES, INC.
Computation of Ratio of Earnings to Fixed Charges and
Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends
(In Thousands)
(Unaudited)

	Nine Months
	Ended
	September 30,	Year Ended December 31,
	2010	2009	2008	2007	2006	2005
EARNINGS AVAILABLE FOR FIXED CHARGES:
Net Income	$106,981	$546,627	$2,436,919	$1,089,918	$1,299,885	$1,259,576
Less: Capitalized Interest Expense	(56,792)	(54,919)	(42,628)	(29,324)	(19,900)	(14,596)
Add: Fixed Charges	167,526	181,426	117,568	96,228	80,050	90,933
Income Tax Provision	161,422	325,384	1,309,620	540,950	612,756	705,561

EARNINGS AVAILABLE	$379,137	$998,518	$3,821,479	$1,697,772	$1,972,791	$2,041,474

FIXED CHARGES:
Interest Expense	$85,101	$97,751	$49,899	$45,628	$43,158	$62,506
Capitalized Interest	56,792	54,919	42,628	29,324	19,900	14,596
Capitalized Expense Related to Indebtedness	3,114	3,150	1,759	1,150	1,655	2,381
Rental Expense Representative of Interest Factor	22,519	25,606	23,282	20,126	15,337	11,450

TOTAL FIXED CHARGES	167,526	181,426	117,568	96,228	80,050	90,933
Preferred Stock Dividends on a Pre-tax Basis	—	—	681	9,970	16,179	11,595

COMBINED TOTAL FIXED CHARGES AND PREFERRED STOCK DIVIDENDS	$167,526	$181,426	$118,249	$106,198	$96,229	$102,528

RATIO OF EARNINGS TO FIXED CHARGES	2.26	5.50	32.50	17.64	24.64	22.45

RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS	2.26	5.50	32.32	15.99	20.50	19.91